EXHIBIT 99.1

Osisko Announces Closing of CSA Stream Transactions

MONTREAL, June 16, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to report that the Corporation’s wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”), closed the previously announced silver purchase agreement (the “Silver Stream”) and copper purchase agreement (the “Copper Stream”, and together with the Silver Stream, the “Metals Streams”) with Metals Acquisition Limited (“MAC”) (MTAL: NYSE) concurrently with the closing of the acquisition by MAC of the producing CSA mine in New South Wales, Australia (“CSA” or the “Mine”) from a subsidiary of Glencore plc (the “Acquisition Transaction”). The closing date of the Metals Stream and Acquisition Transaction was June 15, 2023 (the “Closing Date”).

TRANSACTION HIGHLIGHTS

  Immediately Enhances Osisko’s Cash Flow
    Starting with an effective date of February 1, 2023, OBL will purchase refined silver equal to 100% of payable silver for the life of the Mine. Between 2023-2025, MAC estimates annual payable silver production from the Mine to average ~428koz.
    Beginning on the first anniversary of the Closing Date, OBL will purchase refined copper equal to between 3.0% and 4.875% of payable copper until 33,000 metric tonnes of refined copper have been delivered, and 2.25% thereafter for the remaining life of the Mine. Between 2023-2025, MAC estimates annual payable copper production from the Mine to average ~46,000 metric tonnes.
  Exposure to Premium Copper Asset in a Tier 1 Mining Jurisdiction
    One of the highest-grade copper mines in Australia with a multi-decade operating history of consistent production.
    Track-record of reserve and resource replacement, with greater than 100% of mined reserves having been replaced since 2011.
    Recent investments of approximately US$130 million support potential mine life extensions beyond 15 years.
  Near-Term Opportunities to Extend Mine Life and Enhance Value
    Significant exploration potential from both near-mine and regional targets along a highly prospective geological trend.
    Several areas identified to improve efficiencies, optimize operations and rationalize costs.
    Significant resource and mine life upside by potentially lowering the cut-off grade.
  Experienced Management Team with Track-Record of Creating Value for Stakeholders
    Proven Australian mining professionals with extensive mining experience and a track-record of value creation for stakeholders.
    Partnership opportunities on future strategic activity, as well as a right of first refusal (“ROFR”) in favour of OBL on royalties or streams on any asset owned or acquired by MAC for a minimum of seven years following the Closing Date.

METALS STREAMS DETAILS

Silver Stream

  OBL has made an upfront cash deposit to MAC of US$75 million.
  OBL will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the Mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. Between 2023-2025, MAC estimates payable silver production from the Mine to average ~428koz per annum.

Copper Stream

  OBL has made an upfront cash deposit to MAC of US$75 million.
  OBL will purchase refined copper equal to the following amounts of payable copper produced from CSA (the “Copper Stream Quantity”):
    from the Closing Date until the 1st anniversary of the Closing Date, nil;
    from the 1st anniversary of the Closing Date to the 5th anniversary of the Closing Date, 3.00% (the “First Threshold Stream”);
    from the 5th anniversary of the Closing Date until 33,000 metric tonnes of refined copper have been delivered to OBL, 4.875% (the “Second Threshold Stream”); and
    thereafter, 2.25% for the remaining life of the Mine (the “Tail Stream”).

  Between 2023-2025, MAC estimates payable copper production from the Mine to average ~46,000 metric tonnes per annum.

    OBL will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery.
    On the 5th anniversary of the Closing Date, MAC may elect to exercise one of two buy-down options with respect to the Copper Stream (the “Buy-Down Option”):
      reduce the Second Threshold Stream from 4.875% to 3.25% and the Tail Stream from 2.25% to 1.50% and reduce the threshold volume between the Second Threshold Stream and the Tail Stream from 33,000 metric tonnes to 23,900 metric tonnes by paying a one-time cash payment to OBL of US$40 million; or
      reduce the Second Threshold Stream from 4.875% to 4.0625% and the Tail Stream from 2.25% to 1.875% and reduce the threshold volume between the Second Threshold Stream and the Tail Stream from 33,000 metric tonnes to 28,450 metric tonnes by paying a one-time cash payment to OBL of US$20 million.

    Other Considerations:

      MAC has granted OBL a ROFR in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the Closing Date and the later of (i) the 7th anniversary of the Closing Date and (ii) the date on which OBL or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC.
      MAC and its subsidiaries will provide OBL with corporate guarantees and other security over their assets.
      In conjunction with the Metals Streams, OBL subscribed for US$40 million in the equity of MAC.

    CSA MINE OVERVIEW

    CSA is a high-grade, long-life, underground copper-silver mine located approximately 12km west-northwest of the town of Cobar in New South Wales, Australia. The Mine is comprised of several mining and exploration leases in a proven poly-metallic base metals province. CSA was first discovered in the 1870’s, and large-scale production commenced in the mid 1960’s.

    Since 2019, Glencore has invested approximately US$130 million in infrastructure improvements to reduce costs and position the mine for future growth. Major projects included ventilation upgrades, shaft refurbishment, mill replacements, processing circuit optimization and construction of an on-site paste backfill plant. These infrastructure projects will support potential mine life extensions beyond 15 years.

    CSA is located along a highly prospective geological trend that is known to host major deposits in the Cobar region. In recent years, near-mine exploration has led to the discovery of the QTS Central orebody and the QTS South Upper orebody and highlights the potential for additional high value deposits close to existing infrastructure. Exploration success has led to mineral reserves increasing by approximately 83kt of contained copper since 2011, despite cumulative production of over 540kt of contained copper since that time. Drilling is ongoing on multiple mineralized lodes. On the broader CSA land package, there has been limited historical drilling completed. Recent exploration focus has been on the implementation of high-resolution geophysical surveys and structural modelling to create a sustainable exploration model in support of future drilling campaigns.

    CSA is the largest employer in the Cobar region and enjoys strong relationships with local stakeholders. The Mine has a number of environmental programs in place to ensure best practices are followed and has committed to working towards reducing carbon emissions from operations through utilizing an electric mining fleet where possible and evaluating green energy alternatives.

    For more information, please refer to MAC’s public filings on EDGAR at www.sec.gov.

    About Metals Acquisition Limited

    MAC is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

    For more information, please visit MAC’s corporate website at https://www.metalsacquisition.com/.

    Qualified Person

    The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

    About Osisko Gold Royalties Ltd.

    Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

    Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

    For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

    CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, silver and copper production estimates of the CSA Mine, that the performance of the CSA Mine will be improved and that exploration work around the CSA Mine will increase its mine life through renewal of mineral resources and that these mineral resources will be converted into reserves, the potential extension of the Mine life, that opportunities will arise to allow OBL to exercise its ROFR on royalties or streams on assets acquired by MAC within seven years of the Closing Date, the potential exercise by MAC of its Buy-Down Option, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (g) that exploration can lead to Mine life extension, (h) that operational optimization will lead to performance improvement of the CSA Mine; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition, (f) that MAC will acquire other assets within seven years of the Closing for which OBL’S ROFR will be triggered; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that MAC will minimally operate the CSA Mine in a manner consistent with past practice and with public disclosure (including meeting its forecast of production) but will also be able to improve the performance of the Mine and achieve exploration success; the accuracy of public statements and disclosures made by the owners or operators of the CSA Mine; no adverse development in respect of the CSA Mine; that MAC will be able to acquire other assets in the next seven years; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and the absence of significant change in the Corporation’s ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

    For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by MAC pertaining to its acquisition of the CSA Mine and the future operation thereof and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.